UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                    QSGI INC.
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                                (Name of Issuer)

                         Common Stock - $0.01 par value
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                         (Title of Class of Securities)

                                    74729D106
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                                 (CUSIP Number)


                                  Marc Sherman
                                  c/o QSGI INC.
                                  70 Lake Drive
                              Hightstown, NJ 08520
                               Tel: (609) 426-4666
                               Fax: (609) 426-4543
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  July 7, 2007
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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CUSIP No. 74729D106          Schedule 13D             Page 2 of 6 Pages
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     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             John R. Riconda

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                                   (b)

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*
                                       PF

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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                       USA

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   NUMBER OF SHARES       7     SOLE VOTING POWER

                                                                       3,500,000
                        ------- ------------------------------------------------

BENEFICIALLY OWNED BY     8     SHARED VOTING POWER

                                                                         None
                        ------- ------------------------------------------------

    EACH REPORTING        9     SOLE DISPOSITIVE POWER

                                                                       3,500,000
                        ------- ------------------------------------------------

     PERSON WITH          10    SHARED DISPOSITIVE POWER

                                                                         None
------------ -------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,500,000 shares of Common Stock

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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.78%

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    14       TYPE OF REPORTING PERSON*
                                       IN

------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 74729D106          Schedule 13D             Page 3 of 6 Pages
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Item 1.       Security and Issuer.

         This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of QSGI INC., a Delaware corporation ("QSGI" or the "Issuer"). The principal executive offices of QSGI INC. are located at 400 Royal Palm Way, Palm Beach, FL 33480.

Item 2.     Identity and Background.

         (a)-(c), (f) The name, business address and citizenship of the person filing this statement (the "Reporting Person") is:

              John R. Riconda
              200 Knickerbocker Ave.
              Bohemia, NY  11716

         The Reporting Person is an Officer of the Issuer. The Reporting Person is a Citizen of the United States of America.

         (d) and (e) The Reporting Person has not, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         The reporting person is not a member of a group.

Item 3.     Source and Amount of Funds or Other Consideration.

         The Reporting Person acquired his interest in the Shares in connection with Stock Purchase Agreement entered into as of July 7, 2008, by and among QSGI-CCSI, Inc., QSGI INC. and John R. Riconda.

         The Reporting Person acquired 3,500,000 shares of QSGI INC. Common Stock, $.01 par value per share in exchange for his company, Contemporary Computer Services, Inc. ("CCSI").

Item 4.     Purpose of Transaction.

         QSGI INC. acquired CCSI for $10.6 million plus an additional stock earn out based on CCSI achieving certain performance milestones. The purchase price for CCSI was financed primarily through a combination of both senior bank and seller financing as well as 3,500,000 shares of common stock. In connection with the transaction, the company issued warrants to the seller to purchase 12 million shares of common stock at a purchase price of $0.30 per share.

         As a result of this acquisition, John R. Riconda has joined the executive management team at QSGI INC.

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CUSIP No. 74729D106          Schedule 13D             Page 4 of 6 Pages
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         There has not been any material change in the present capitalization or dividend policy of the issuer and no material change in the issuers business or corporate structure. There were no changes in the issuer's charter, bylaws or instruments corresponding thereto. This transaction did not cause a class of securities of the issuer to be delisted or cause them to become eligible for terminations of registration pursuant to Section 12(g)(4) of the Act or any similar action.

Item 5.     Interest in Securities of the Issuer.

         (a) and (b). As of July 7, 2008, there were 35,797,716 shares of Common Stock, par value $.01 per share were outstanding. John R. Riconda is beneficial owner of 3,500,000 shares which represents 9.78% of the outstanding shares. He has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition.

         (c) Not applicable

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.       Material to be Filed as Exhibits.

         Attached hereto or incorporated herein as exhibits are the following documents:

1. Stock Purchase Agreement between QSGI INC., QSGI-CCSI, INC., and John R. Riconda, dated May, 2008, included as exhibit #1.

2. First Amendment to the Stock Purchase Agreement, included as exhibit #2

3. Common Stock Purchase Warrant2, included as exhibit #3.


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CUSIP No. 74729D106          Schedule 13D             Page 5 of 6 Pages
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2008


                                       /s/ John R. Riconda

                                       -----------------------------------------
                                            John R. Riconda

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